Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2017 and 2016

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2017 and 2016

Table of Contents	Page

Corporate Data	3

Corporate Governance Report	4-13

Commentary of the Directors	14

Certificate from the Secretary	15

Independent Auditors’ Report	16-18

Consolidated Statement of Financial Position	19

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)	20

Consolidated Statement of Changes in Equity	21-23

Consolidated Statement of Cash Flows	24

Notes to the Consolidated Financial Statements	25-100

Quarterly Unaudited Financial Data	101-102

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	-
2	Philip Clay Wolf	July 20, 2005	January 31, 2017
3	Frederic Lalonde	December 18, 2006	January 31, 2017
4	Aditya Tim Guleri	April 03, 2007	-
5	Gyaneshwarnath Gowrea	February 11, 2009	-
6	Vivek Narayan Gour	May 01, 2010	-
7	Ranodeb Roy	January 19, 2012	January 31, 2017
8	Rajesh Magow	November 06, 2012	-
9	Naushad Ally Sohoboo	May 20, 2014	January 31, 2017
10	Mohit Kabra	January 29, 2015	January 31, 2017
11	James Jianzhang Liang	January 27, 2016	-
12	Oliver Minho Rippel	January 31, 2017	-
13	Patrick Luke Kolek	January 31, 2017	-
14	Charles St Leger Searle	January 31, 2017	-
15	Yuvraj Thacoor	January 31, 2017	-

Note:

Corporate Secretary

C/o CIM Corporate Services Ltd

Les Cascades Building

33, Edith Cavell Street

Port Louis

Mauritius

Registered office

C/o CIM Corporate Services Ltd

Les Cascades Building

33, Edith Cavell Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebene

Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is C/o CIM Corporate Services Ltd, Les Cascades Building, 33, Edith Cavell Street, Port Louis, Mauritius. As at March 31, 2017, the Company had Eleven (11) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	Techblend Inc.	June 15, 2001	British Virgin Islands
6.	ITC Bangkok Co., Ltd.	December 20, 1999	Thailand
7.	MakeMyTrip FZ-LLC	January 10, 2013	UAE
8.	Hotel Travel Limited	March 23, 2012	Malaysia
9.	HTN Co. Ltd.	March 16, 2000	Thailand
10.	Ibibo Group Holdings (Singapore) Pte. Ltd.*	November 30, 2012	Singapore
11	Ibibo Group Private Limited*	March 23, 2012	India

*	Became subsidiary on January 31, 2017.

The Board of Directors

The Board is composed of Ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Mohit Kabra, Philip Clay Wolf, Frederic Lalonde, Ranodeb Roy and Naushad Ally Sohoboo resigned from our board of directors with effect from January 31, 2017. Oliver Minho Rippel, Patrick Luke Kolek, Charles St Leger Searle and Yuvraj Thacoor were appointed to our board of directors with effect from January 31, 2017, as nominees of MIH Internet SEA Pte. Ltd (MIH Internet). Our board of directors has determined that Mr. Thacoor is an independent director within the meaning of the Nasdaq Stock Market, Marketplace Rules.

Directors

Independent

1. Vivek Narayan Gour

2. Aditya Tim Guleri

3. Yuvraj Thacoor

Non-Executive

1. Gyaneshwarnath Gowrea

2. James Jianzhang Liang

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive (Continued)

3. Oliver Minho Rippel

4. Patrick Luke Kolek

5. Charles St Leger Searle

6. Yuvraj Thacoor

7. Vivek Narayan Gour

8. Aditya Tim Guleri

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address for our directors is 19th Floor, Building No. 5, DLF Cyber City, Gurgaon, India, 122002.

1.	Deep Kalra is our founder, group chairman and group chief executive officer and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 25 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonepat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.	Rajesh Magow is our co-founder and chief executive officer — India and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 24 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of the company.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.	Rajesh Magow (Continued)

Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as an independent director in June 2017. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India, Delhi.

3.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Treasure Data, Alpine Data Labs, Nexenta, Hired, Lead Genius, Phenom People, Shape Security, Townsquared and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (Nasdaq: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

4.	Vivek N. Gour was appointed to our board of directors on May 1, 2010. He is the managing director of Air Works India Engineering Pvt Ltd.. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

5.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Cim Global Business. He was the managing director of Cim Global Business Limited from 2009 to 2011. From 2007 to 2008, he was a director at AAA Global Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree. The business address for Mr. Gowrea is Les Cascades Building, 33, Edith Cavell Street, Port Louis, Mauritius.

6.	James Jianzhang Liang was appointed as a director of the Company on January 27, 2016, as a nominee of CTrip. He is one of the co-founders of CTrip and is currently serving as its chief executive officer. Prior to founding CTrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR), eHi (NASDAQ: EHIC) and Qunar (NASDAQ: QUNR). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address for Mr. Liang is Building 16, SKY SOHO, No.968 Jinzhong Road, Shanghai, PRC 200335.

7.	Oliver Minho Rippel was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of B2C e-commerce for Naspers which includes retail, marketplaces and travel. He joined Naspers in January 2009 as head of business development in Southeast Asia before managing e-commerce in Africa and Middle East shortly thereafter. From 2011 to 2014 he oversaw e-commerce in Southeast Asia, India and Africa. Between 2014 and 2015, he was managing online services segments including e-tail outside of Europe, travel, real estate, and mobile services. Before working for Naspers Limited, Oliver spent nine years at eBay – first in his home country of Germany and then as part of the Asia-Pacific region in China, Korea, and South-East Asia. There, he mostly focused on strategy and business development, as well as category management and marketing operations. Mr. Rippel studied economics in Berlin, Germany. The business address of Mr. Rippel is Unit 13-10, Parkview Square, 600 North Bridge Road, Singapore.

8.	Patrick Luke Kolek was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He joined Naspers in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers in July 2016. As group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.	Patrick Luke Kolek (Continued)

Mr. Kolek has more than 20 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to joining Naspers, Mr. Kolek spent 10 years at eBay, most recently as vice president and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant. The business address of Mr. Kolek is Taurusavenue 105, 2132 LS, Hoofddorp, The Netherlands.

9.	Charles St Leger Searle was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 22 years of international experience in the telecommunications and internet industries. The business address of Mr. Searle is Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

10.	Yuvraj Thacoor was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is a chartered accountant, Fellow of The Institute of Chartered Accountants in England and Wales, Associate Member of the Chartered Institute of Arbitrators (UK), Member of The British Institute of Management, Member of The Mauritius Institute of Public Accountants and The Financial Reporting Council (FRC) as well as a Licensed Insolvency Practitioner. Mr. Thacoor was an audit partner of Deloitte, Coopers and Lybrand and PricewaterhouseCoopers from 1988 until 2000 when he set up Grant Thornton in Mauritius and served as Managing Partner until he retired in July 2016. Mr. Thacoor is currently the Regional Head of Grant Thornton International for the development of Africa. Mr. Thacoor served as Chairman of the first offshore fund set up in Mauritius and has since served on several boards of funds dealing mainly in real estate in India. Mr. Thacoor has contributed to promoting the accountancy profession in Mauritius. He served as Chairman of The Financial Reporting and Monitoring Panel of the regulatory body FRC, Mauritius. The business address of Mr. Thacoor is Villa Ulys, 3 The Palms, Au Bout Du Monde, Ebene, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On January 31, 2017, our board of directors approved the appointment of Mr. Patrick Luke Kolek as a non-voting observer to the Audit Committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Oliver Minho Rippel and is chaired by Mr. Gour. On January 31, 2017, our board of directors approved the appointment of Mr. Oliver Minho Rippel as a member of the compensation committee. Messrs. Gour, Guleri, Liang and Rippel satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritius law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;

•	authorizing dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 38 of these financial statements.

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information (Continued)

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2015	$36.12	$19.06
2016	$24.04	$11.97
2017	$37.35	$13.69
Fiscal Quarter
2015
1st Quarter	$35.66	$19.06
2nd Quarter	$36.12	$25.92
3rd Quarter	$30.46	$21.42
4th Quarter	$28.19	$20.56
2016
1st Quarter	$24.04	$23.27
2nd Quarter	$20.81	$11.97
3rd Quarter	$19.05	$13.55
4th Quarter	$22.99	$14.88
2017
1st Quarter	$20.20	$13.69
2nd Quarter	$23.80	$14.41
3rd Quarter	$31.90	$19.75
4th Quarter	$37.35	$22.40
Month
2016
December	$25.40	$22.05
2017
January	$34.20	$22.40
February	$36.65	$31.60
March	$37.35	$30.60
April	$39.15	$33.80
May	$40.90	$30.45
June	$34.10	$28.65
July	$36.15	$29.60
August	$34.35	$27.35

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million from The Mauritius Union Assurance Company Limited Mauritius. This policy is effective till July 2018 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 16 to 18 and the consolidated profit or loss and other comprehensive income (loss) is set out on page 20 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 11,800 (2016: USD 11,000).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2017 and 2016 are as follows:

(in ‘USD 000’)
	For the year ended March 31
Particulars	2017	2016
Total income	447,979	337,068
Total expenses	(583,366)	(403,895)
Finance income	45,268	1,586
Finance cost	(18,289)	(20,327)
Impairment in respect of an equity-accounted investee	Nil	(959)
Share of loss of equity-accounted investees	(1,702)	(1,860)
Loss for the year	(110,303)	(88,542)

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Company law requires the directors to prepare consolidated financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Group. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Group;

•	disclose with reasonable accuracy at any time the financial position of the Group; and

•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Group’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act 2001.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001 for the year ended March 31, 2017.

For CIM Corporate Services Ltd
Corporate Secretary

Registered office:

C/o CIM Corporate Services Ltd,

Les Cascades Building, 33, Edith Cavell Street,

Port Louis

Mauritius

Date: September 12, 2017

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of MakeMyTrip Limited (the Company) and its subsidiaries (together the Group), which comprise the consolidated statement of financial position as at 31 March 2017 and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies, as set out on pages 19 to 102.

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited as at year end and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data Schedule, Corporate Governance Report, Commentary of the Directors, Certificate from the Secretary and the Quarterly Unaudited Financial Data. The other information does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Directors’ Responsibility for the Consolidated Financial Statements

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Audit of the Consolidated Financial Statements - (continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Audit of the Consolidated Financial Statements - (continued)

Other matter

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Wayne Pretorius
Ebène, Mauritius	Licensed by FRC

Date: September 12, 2017

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2016	2017
Assets
Property, plant and equipment	17	10,285	15,334
Intangible assets and goodwill	18	34,886	1,170,727
Trade and other receivables, net	20	946	2,176
Investment in equity-accounted investees	8	16,713	18,212
Other investments	9	6,690	5,791
Term deposits	22	20,757	20,162
Non-current tax assets		13,162	19,306
Other non-current assets	25	15,602	29,658
Employee benefit assets	32	—	229

Total non-current assets		119,041	1,281,595

Inventories		527	251
Current tax assets		69	81
Trade and other receivables, net	20	28,222	35,108
Term deposits	22	148,555	75,511
Other current assets	23	51,141	50,232
Cash and cash equivalents	21	53,434	101,704
Assets held for sale	24	—	302

Total current assets		281,948	263,189

Total assets		400,989	1,544,784

Equity
Share capital	26	21	46
Share premium	26	248,732	1,607,373
Reserves		(5,817)	952
Accumulated deficit		(188,217)	(298,581)
Share based payment reserve		37,903	61,410
Foreign currency translation reserve	26	(15,013)	33,601

Total equity attributable to equity holders of the Company		77,609	1,404,801
Non-controlling interest		—	661

Total equity		77,609	1,405,462

Liabilities
Loans and borrowings	28	195,283	523
Employee benefits	32	1,641	2,946
Deferred revenue	31	1,407	265
Deferred tax liabilities, net	19	203	159
Other non-current liabilities	30	770	1,027

Total non-current liabilities		199,304	4,920

Bank overdraft	21	7,161	—
Loans and borrowings	28	2,017	226
Trade and other payables	34	110,296	127,077
Deferred revenue	31	2,085	3,045
Other current liabilities	29	2,517	4,054

Total current liabilities		124,076	134,402

Total liabilities		323,380	139,322

Total equity and liabilities		400,989	1,544,784

These financial statements have been approved by the Board of Directors on September 12, 2017 and signed on its behalf by:

Director	Director

The notes on pages 25 to 100 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2015	2016	2017
Revenue
Air ticketing		74,325	78,172	118,514
Hotels and packages		220,512	251,713	314,254
Other revenue	10	4,825	6,169	14,848

Total revenue		299,662	336,054	447,616

Other income	11	853	1,014	363

Service cost
Procurement cost of hotel and packages services		157,897	165,264	173,919
Cost of air tickets coupon		2,816	1,770	—
Personnel expenses	12	44,318	49,018	73,736
Marketing and sales promotion expenses		42,724	108,966	224,424
Other operating expenses	13	59,345	67,954	81,585
Depreciation, amortization and impairment	14	7,955	10,923	29,702

Result from operating activities		(14,540)	(66,827)	(135,387)

Finance income	15	3,168	1,586	45,268
Finance costs	15	6,712	20,327	18,289

Net finance income (costs)		(3,544)	(18,741)	26,979

Impairment in respect of an equity accounted investee	8	—	(959)	—
Share of loss of equity-accounted investees	8	(139)	(1,860)	(1,702)

Loss before tax		(18,223)	(88,387)	(110,110)
Income tax expense	16	(135)	(155)	(193)

Loss for the year		(18,358)	(88,542)	(110,303)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(776)	(565)	48,618
Net change in fair value of available-for-sale financial assets		1,965	752	(809)

		1,189	187	47,809

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liabilty		(142)	(149)	(266)

Other comprehensive income (loss) for the year, net of tax		1,047	38	47,543

Total comprehensive loss for the year		(17,311)	(88,504)	(62,760)

Loss attributable to:
Owners of the Company		(18,252)	(88,518)	(110,168)
Non-controlling interest		(106)	(24)	(135)

Loss for the year		(18,358)	(88,542)	(110,303)

Total comprehensive loss attributable to:
Owners of the Company		(17,193)	(88,465)	(62,629)
Non-controlling interest		(118)	(39)	(131)

Total comprehensive loss for the year		(17,311)	(88,504)	(62,760)

Loss per share (in USD)
Basic	27	(0.44)	(2.12)	(2.09)
Diluted	27	(0.44)	(2.12)	(2.09)

The notes on pages 25 to 100 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity

(Amounts in USD thousands)

Year ended March 31, 2017

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2014	21	238,423	(526)	(956)	(81,805)	20,092	(13,663)	161,586	714	162,300
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(18,252)	—	—	(18,252)	(106)	(18,358)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(764)	(764)	(12)	(776)
Net change in fair value of available-for-sale financial assets	—	—	—	1,965	—	—	—	1,965	—	1,965
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(142)	—	—	(142)	—	(142)

Total other comprehensive income (loss)	—	—	—	1,965	(142)	—	(764)	1,059	(12)	1,047

Total comprehensive income (loss) for the year	—	—	—	1,965	(18,394)	—	(764)	(17,193)	(118)	(17,311)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	12,363	—	12,363	—	12,363
Issue of ordinary shares on exercise of share based awards	—	3,976	—	—	—	(3,825)	—	151	—	151
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	18	(18)	—	—	—	—
Own shares acquired	—	—	(417)	—	—	—	—	(417)	—	(417)
Re-issue of own shares to settle the financial liability	—	263	505	—	—	—	—	768	—	768

Total transactions with owners	—	4,239	88	—	18	8,520	—	12,865	—	12,865

Balance as at March 31, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854

The notes on pages 25 to 100 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (Continued)

(Amounts in USD thousands)

Year ended March 31, 2017

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(88,518)	—	—	(88,518)	(24)	(88,542)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(550)	(550)	(15)	(565)
Net change in fair value of available-for-sale financial assets	—	—	—	752	—	—	—	752	—	752
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(149)	—	—	(149)	—	(149)

Total other comprehensive income (loss)	—	—	—	752	(149)	—	(550)	53	(15)	38

Total comprehensive income (loss) for the year	—	—	—	752	(88,667)	—	(550)	(88,465)	(39)	(88,504)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	13,740	—	13,740	—	13,740
Issue of ordinary shares on exercise of share based awards	—	4,425	—	—	—	(4,411)	—	14	—	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	38	(38)	—	—	—	—
Own shares acquired	—	—	(11,093)	—	—	—	—	(11,093)	—	(11,093)
Re-issue of own shares to settle the financial liability	—	1,645	3,953	—	—	—	—	5,598	—	5,598

Total contributions by owners	—	6,070	(7,140)	—	38	9,291	—	8,259	—	8,259

Changes in ownership interests
Acquisition of non-controlling interest without a change in control	—	—	—	—	593	—	(36)	557	(557)	—

Total changes in ownership interests in subsidiaries	—	—	—	—	593	—	(36)	557	(557)	—

Total transactions with owners	—	6,070	(7,140)	—	631	9,291	(36)	8,816	(557)	8,259

Balance as at March 31, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609

The notes on pages 25 to 100 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (Continued)

(Amounts in USD thousands)

Year ended March 31, 2017

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(110,168)	—	—	(110,168)	(135)	(110,303)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	48,614	48,614	4	48,618
Net change in fair value of available-for-sale financial assets	—	—	—	(809)	—	—	—	(809)	—	(809)
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(266)	—	—	(266)	—	(266)

Total other comprehensive income (loss)	—	—	—	(809)	(266)	—	48,614	47,539	4	47,543

Total comprehensive income (loss) for the year	—	—	—	(809)	(110,434)	—	48,614	(62,629)	(131)	(62,760)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	26,674	—	26,674	175	26,849
Issue of ordinary shares on exercise of share based awards	1	18,275	—	—	—	(18,105)	—	171	—	171
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	70	(70)	—	—	—	—
Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)
Re-issue of own shares upon conversion of convertible notes (refer note 26 and 28)	—	999	9,628	—	—	—	—	10,627	—	10,627
Shares issued upon conversion of convertible notes (refer note 26 and 28)	5	148,101	—	—	—	—	—	148,106	—	148,106
Business combination (refer note 7(a))	19	1,191,266	—	—	—	15,008	—	1,206,293	—	1,206,293

Total contributions by owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	175	1,389,996

Changes in ownership interests
Acquisition of subsidiary with non-controlling interests (refer note 7(a))	—	—	—	—	—	—	—	—	617	617

Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	617	617

Total transactions with owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	792	1,390,613

Balance as at March 31, 2017	46	1,607,373	—	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462

The notes on pages 25 to 100 form an integral part of these consolidated financial statement

MakeMyTrip Limited

Consolidated statement of cash flows

(Amounts in USD thousands)

Year ended March 31, 2017

	For the year ended March 31
	2015	2016	2017
Cash flows from operating activities
Loss for the year	(18,358)	(88,542)	(110,303)
Adjustments for:
Depreciation	2,434	2,724	5,149
Amortisation of intangible assets	5,521	6,032	9,386
Impairment of intangible assets / capital work in progress	—	2,167	15,167
Impairment in respect of an equity accounted investee	—	959	—
Loss on disposal of property, plant and equipment	101	380	46
Income on license acquired	—	(886)	—
Net finance costs (income)	3,544	18,741	(26,979)
Share of loss of equity-accounted investees	139	1,860	1,702
Share based payment	12,308	13,685	26,795
Income tax expense	135	155	193
Change in inventories	(1,551)	1,386	268
Change in trade and other receivables	754	(3,872)	2,608
Change in other assets	(8,087)	(21,766)	4,849
Change in trade and other payables	17,400	6,573	(33,888)
Change in employee benefits	294	224	588
Change in deferred revenue	3,863	(3,450)	(2,798)
Change in other liabilities	(3,856)	606	936
Income tax paid	(3,814)	(2,976)	(2,176)

Net cash generated from (used in) operating activities	10,827	(66,000)	(108,457)

Cash flows from investing activities
Interest received	2,069	2,919	2,537
Proceeds from sale of property, plant and equipment	30	228	98
Redemption of term deposits	17,214	63,382	83,634
Investment in term deposits	(6,215)	(140,008)	(10,000)
Acquisition of property, plant and equipment	(2,809)	(5,696)	(8,756)
Payment for business acquisition, net of cash acquired (refer note 7(a))	—	(1,220)	102,814
Investment in equity-accounted investees	(712)	(17,836)	(1,090)
Acquisition of intangible assets	(4,159)	(5,413)	(6,226)

Net cash generated from (used in) investing activities	5,418	(103,644)	163,011

Cash flows from financing activities
Repurchase of own shares	(417)	(11,093)	(2,050)
Proceeds from issuance of shares on exercise of share based awards	151	14	171
Direct cost incurred in relation to public offerings	(446)	—	—
Proceeds from issuance of shares (refer note 7(a))	—	—	8,752
Proceeds from issuance of convertible notes	—	180,000	—
Direct cost incurred in relation to convertible notes	—	(2,730)	—
Acquisition of non-controlling interests	—	(850)	(400)
Payment of deferred consideration related to business acquisition	(1,374)	—	—
Proceeds from bank loans, net	216	146	138
Payment of finance lease liabilities	(19)	(16)	(7)
Interest paid	(832)	(859)	(4,445)

Net cash (used in) generated from financing activities	(2,721)	164,612	2,159

Increase (Decrease) in cash and cash equivalents	13,524	(5,032)	56,713
Cash and cash equivalents at beginning of the year	38,011	49,857	46,273
Effect of exchange rate fluctuations on cash held	(1,678)	1,448	(1,282)

Cash and cash equivalents at end of the year	49,857	46,273	101,704

The notes on pages 25 to 100 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, the U.A.E, Peru, Hong Kong and Bangladesh. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels.

The Company is a public limited company incorporated and domiciled in Mauritius and has its registered office at Cim Corporate Services Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius. The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 12, 2017.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

•	derivative financial instruments are measured at fair value;

•	available-for-sale financial assets are measured at fair value; and

•	net defined benefit (asset) liability is measured at fair value of plan assets less the present value of the defined benefit obligation.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD), which is the parent Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency for subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING – (Continued)

(d)	Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 9	Available for sale financial assets

• Note 3(e) and 17	Property, plant and equipment

• Note 3(f) and 18	Useful life of intangible assets

• Note 3(j) and 32	Employee benefit plans

• Note 3(l) and 3(m)	Loyalty programs

• Note 3(p),16 and 19	Income taxes

• Note 3(k)	Provisions and contingent liabilities

• Note 3(d)	Valuation of embedded derivatives in convertible notes

• Note 3(j) and 33	Share based payment

• Note 3(b) and 7(a)	Acquisition of subsidiary : fair value of consideration transferred and fair value of assets acquired and liabilities assumed

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(d) and 9	Available for sale financial assets

• Note 3(i) and 18	Impairment test : key assumptions used in discounted cash flow projections

• Note 3(j) and 32	Measurement of defined benefit obligations : key actuarial assumptions

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

The Group consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns. Entities are consolidated from the date control commences until the date control ceases.

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

iii)	Non-controlling Interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Change in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration and deferred consideration, if any.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(b)	Business Combinations – (Continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(c)	Foreign Currency

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments

i)	Non-Derivative Financial Assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘loans and receivables’ and ‘available for sale’. Loans and receivable comprise of ‘Trade and other receivables’, ‘cash and cash equivalents’ and ‘Term deposits’.

The classification depends on the nature and purpose of the financial statements and is determined at the time of initial recognition

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

i)	Non-Derivative Financial Assets – (Continued)

Available-for-sale Financial Assets- (Continued)

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities and right acquired under business combination.

Term deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

ii)	Non-Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current and non-current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. The amount in excess of the par value in relation to the issuance of ordinary shares has been classified as share premium.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

iii)	Share Capital– (Continued)

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

iv)	Derivative financial instruments

The Group has an embedded derivative feature in convertible notes. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on inception using the Black-Scholes model. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

v)	Convertible notes

Convertible notes are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by delivering a fixed number of its own equity instruments for a fixed amount of cash is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is initially recognized at fair value less any directly attributable transaction costs. Directly attributable transaction costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

v)	Convertible notes – (Continued)

Subsequent to initial recognition, the liability component of the convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The conversion option is presented together with the related liability.

(e)	Property, Plant and Equipment

i)	Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income (loss).

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property, plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

ii)	Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(e)	Property, Plant and Equipment – (Continued)

iii)	Depreciation – (Continued)

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives of assets are as follows:

• Computers	3-6 years

• Furniture and fixtures	5-6 years

• Office equipments	1-5 years

• Motor vehicles	3-7 years

• Diesel generator sets	7 years

• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(f)	Intangible Assets

i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)	Technology related Development Cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets – (Continued)

ii)	Technology related Development Cost – (Continued)

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

iii)	Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)	Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives are as follows:

• Technology related development costs	2-5 years

• Software	3-5 years

• Customer – related intangible assets	7-10 years

• Contract – related intangible assets	5-6 years

• Marketing – related intangible assets	7-10 years

• Favorable lease contract term – related intangible assets	7 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(g)	Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

(h)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(i)	Impairment

i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Impairment – (Continued)

i)	Financial assets – (Continued)

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Employee Benefits

i)	Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)	Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed half yearly by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income (loss). The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Employee Benefits – (Continued)

iii)	Other Long-term Employee Benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv)	Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

(k)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(k)	Provisions and Contingent Liabilities – (Continued)

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

A provision for onerous contract is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(l)	Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer.

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Performance linked incentives from hotels are recognized as income on achievement of performance obligations.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)	Revenue – (Continued)

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our website.

Income from bus ticketing, including commissions and fees earned from bus operators, convenience fees from customers is recognized on a net basis as an agent on the date of journey as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Income from other sources, primarily comprising advertising revenue, income from rail tickets reservation and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from rail tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. In addition, a liability is recognized in respect of the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

The Company provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale when such loyalty programs are offered as concessional offers. The amount allocated to such loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

Further, when loyalty programmes are run as part of the Group’s customer inducement / acquisition activities with the intent of acquiring customers and promoting transactions across various booking platforms, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense instead of as deferral of revenue.

(m)	Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost. Additionally, the Group also incurs customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred are recorded as marketing and sales promotion costs instead of as a reduction / deferral of revenue. Marketing and sales promotion costs are recognized when incurred.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(n)	Leasing Arrangements

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between finance expense and reduction of the outstanding liability.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(o)	Finance Income and Costs

Finance income comprises interest income on funds invested, change in financial liability and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives, impairment losses recognized on financial assets, including trade and other receivables, cost related to public offerings and cost related to convertible notes. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(p)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income (loss).

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(p)	Income Taxes – (Continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(q)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding after adjusting for the effects of all potential dilutive ordinary shares.

(r)	Government grants

Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase of fixed assets or development of technology assets are offset against the acquisition or development costs of the respective assets and reduce future depreciation and amortization cost accordingly. Grant awarded for research phase of technology assets are offset against the underlying expenses incurred.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)	Operating Segment

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments, i.e. air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in except where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis.Segment revenue of air ticketing segment is measured on a net basis except where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(t)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments:

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are in the process of determining the method of adoption and assessing the impact of IFRS 9 on our consolidated results of operations, cash flows, financial position and disclosures.

IFRS 15 Revenue from Contracts with Customers:

In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

In April 2016, the IASB has amended IFRS 15. The amendments provide clarifications to apply the principles of IFRS 15 and some additional transitional relief to companies.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(t)	New Accounting Standards and Interpretations Not Yet Adopted– (Continued)

IFRS 15 Revenue from Contracts with Customers – (Continued)

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are in the process of determining the method of adoption and assessing the impact of IFRS 15 on our consolidated results of operations, cash flows, financial position and disclosures, and expect to complete our assessment by the third quarter of financial year 2017-18.

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related Interpretations.

The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. We are in the process of assessing the impact of IFRS 16 on our consolidated results of operations, cash flows, financial position and disclosures.

IAS 7 Statement of cash flows:

In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has evaluated the disclosure requirements of the amendment and the effect on the consolidated financial statements is not expected to be material

IFRIC 23, Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(t)	New Accounting Standards and Interpretations Not Yet Adopted– (Continued)

IFRIC 23, Uncertainty over Income Tax Treatments – (Continued)

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The group has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Group’s Audit committee.

When measuring the fair value of an asset or a liability, the group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)

•	Level 3: Inputs for the assets or liability that are not based on observable market data.(Unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)	Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)	Intangible Assets

The fair value of trademark and brand names acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trademark / brand names being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method.

The fair value of favorable lease term acquired in a business combination is determined by comparison of the terms of an acquiree’s leases with the market terms of leases of the same or similar items at the acquisition date.

c)	Non Derivative Financial Liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)

d)	Share Based Payment Transactions

The fair value of restricted stock units given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant is measured using the Black-Scholes model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behaviour of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The fair value of acquiree’s awards exchanged in a business combination was measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which the awards were made. In applying the valuation model, it is required to determine the most appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

f)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

g)	Separable Embedded Derivative

The fair value of the separable embedded derivative in the convertible notes has been determined using Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

h)	Available for Sale financial asset

The fair value of the entitlement on future proceeds from sale of stake acquired in a business combination has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend.

i)	Investment in Associates

The fair value of Group’s shares, acquired as a result of a business combination, in an entity over which the Group has significant influence but not control is based on the enterprise value of that entity determined using the latest round of investment in that entity by market participants.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group audit committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group audit committee is assisted in its oversight role by internal audit.

Internal audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the audit committee.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken overdraft facility against them.

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT– (Continued)

Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily INR and USD. The currencies in which these transactions are primarily denominated are INR, USD, and Euro. The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings, proceeds from the issuance of the convertible notes and an overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Further, the interest rate on convertible notes was fixed. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

Market and Operational Risk

The Group is dependent on its ability to maintain existing and new arrangements with its suppliers. Adverse changes in existing relationships, increasing industry consolidation or Group’s inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of travel products and services that Group is able to offer, which in turn could adversely affect the Group’s business and financial performance.

The Indian as well as worldwide travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. Further, the heavy promotional schemes strategy followed by the new entrants and existing market players in the Indian Hotels Industry could negatively affect the Group’s hotels and packages business. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and methods used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Financial Officer, Chief Operating Officer- Online, Chief Products Officer, Chief Technology Officer, Chief Business Officer—Holidays, and Chief Human Resource Officer, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Other operations primarily include advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and income from facilitating website access to a travel insurance company and other agents. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS – (Continued)

Information About Reportable Segments:

	For the Year Ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Total reportable segments			All others segments			Total
Particulars	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017
Revenues	74,325	78,172	118,514	220,512	251,713	314,254	294,837	329,885	432,768	4,825	6,169	14,848	299,662	336,054	447,616

Total segment revenue	74,325	78,172	118,514	220,512	251,713	314,254	294,837	329,885	432,768	4,825	6,169	14,848	299,662	336,054	447,616
Service cost	2,816	1,770	—	157,897	165,264	173,919	160,713	167,034	173,919	—	—	—	160,713	167,034	173,919

Segment revenue less service cost	71,509	76,402	118,514	62,615	86,449	140,335	134,124	162,851	258,849	4,825	6,169	14,848	138,949	169,020	273,697

Other income													853	1,014	363
Personnel expenses													(44,318)	(49,018)	(73,736)
Marketing and sales promotion expenses													(42,724)	(108,966)	(224,424)
Other operating expenses													(59,345)	(67,954)	(81,585)
Depreciation, amortisation and impairment													(7,955)	(10,923)	(29,702)
Finance income													3,168	1,586	45,268
Finance cost													(6,712)	(20,327)	(18,289)
Impairment in respect of an equity accounted investee													—	(959)	—
Share of loss of equity-accounted investees													(139)	(1,860)	(1,702)

Loss before tax													(18,223)	(88,387)	(110,110)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS – (Continued)

Geographical Information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assests*
	For the Year Ended March 31			As at March 31
Particulars	2015	2016	2017	2016	2017
India	251,568	295,794	415,555	43,445	1,211,999
United States	8,296	6,504	2,382	31	23
South East Asia	18,167	10,132	11,115	22,419	7,719
Europe	11,672	12,698	9,184	3,222	—
Others	9,959	10,926	9,380	4,818	184

Total	299,662	336,054	447,616	73,935	1,219,925

*	Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

In the year ended March 31, 2016, the Group changed the management reporting structure for analysing revenue based on geographical location of customers. In conjunction with that change, the Group now reports its geographical revenues and non-current assets for India, United States, South East Asia, Europe and Other countries. For comparability, the Group had reclassified prior year geographical segment revenues and non-current assets to reflect these changes. These reclassifications only affect segment reporting, and do not change the total consolidated revenue, operating loss, or net loss or total segment revenues or total segment financial results.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	BUSINESS COMBINATIONS

a)	Acquisition of ibibo Group

On January 31, 2017, MakeMyTrip Limited (‘MMYT’) acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Ltd. (‘ibibo Group’), a subsidiary of MIH Internet SEA Pte. Ltd. (‘Parent’) (which is jointly owned by Naspers Limited and Tencent Holdings Limited).

Through this acquisition, MMYT intends to bring together a bouquet of leading consumer travel brands in India, including MakeMyTrip, goibibo and redBus. MMYT aims to create one of the leading travel groups in India that provides a one-stop shop for all Indian travellers and serves as a critical partner for travel industry suppliers. The transaction is expected to unlock value for customers, supply partners and shareholders, by combining the complementary strengths of each business.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATIONS – (Continued)

a)	Acquisition of ibibo Group – (Continued)

The operations of ibibo Group have been consolidated in the financial statements of the Group from January 31, 2017. In the year ended March 31, 2017, ibibo Group contributed revenue of USD 28,740 and loss of USD 26,470 to the Group’s result.

If the acquisition had occurred on April 1, 2016, management estimates that consolidated revenue would have been USD 609,798 and consolidated loss for the year ended March 31, 2017 would have been USD 225,355. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the period.

Consideration transferred

The following table summarises the acquisition date fair value of each class of consideration transferred:

Equity instruments issued to Parent (38,971,539 Class B shares)	1,178,792
Equity instruments issued to Parent (Option to exercise and acquire 413,035 ordinary shares)	3,741
Working capital infusion by the Parent	(83,260)
Replacement share-based payment awards	15,008

Total Consideration transferred	1,114,281

Equity instruments issued

The fair value of the 38,971,539 Class B shares issued was based on the listed share price of the Company on the date of closing after making adjustments for certain selling restrictions. Under the acquisition agreement, the Parent had an option to purchase 413,035 ordinary shares of MMYT at $21.19 per share, which was exercised by the Parent on January 31, 2017. The difference between the exercise price and the stock price on the date of closing (after making adjustments for certain selling restrictions) was considered as part of purchase consideration.

Working capital infusion by the Parent

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent is USD 83,260.

Replacement share-based payment awards

In accordance with the terms of the acquisition agreement, the Group exchanged share-based payment awards held by employees of ibibo Group (the acquiree’s awards) for equity-settled share-based payment awards of the Company (the replacement awards).

The replacement awards given in exchange of acquiree’s awards will have the same vesting schedule as was applicable to the ibibo Group employees before the acquisition. The fair value of the replacement awards on the date of acquisition was USD 26,021. The value of the replacement awards was USD 24,832, after taking into account estimated forfeiture rates. The consideration for the business combination includes USD 15,008 transferred to employees of Ibibo Group when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of USD 9,824 will be recognized as post-acquisition compensation cost over remaining vesting period of replaced awards. For further details on the replacement awards, refer note 33.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATIONS – (Continued)

a)	Acquisition of ibibo Group – (Continued)

Acquisition-related costs

The Group incurred acquisition related costs of USD 5,972 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2017.

Identifiable assets acquired and liabilities assumed

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ibibo Group were recorded at fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,189
Intangible assets	153,860
Other non-current assets	20,499
Current assets and liabilities, net (including cash and cash equivalents of USD 19,988)	(12,309)
Employee benefits	(605)
Equity stake in an associate	2,060

Total identifiable net assets assumed	164,694
Non-controlling interest	(617)
Goodwill	950,204

Total purchase price	1,114,281

The fair value of the current assets acquired includes trade receivable with a fair value of USD 7,601.

The goodwill is attributable mainly to the skills and technical talent of ibibo Group’s work force and the synergies expected to be achieved from integrating the ibibo Group into the Group’s existing business. Goodwill recognized is not expected to be deductible for income tax purposes.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

a)	My Guest House Accommodations Private Limited

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 60. In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642 paid in cash.

In the year ended March 31, 2016, The Company recognized an impairment loss of USD 959 in respect of its investment in MGH. The operations of MGH have been severely affected due to the increased competition from new entrants in the hotel aggregation market in India. Further, MGH had granted perpetual, transferable and irrevocable access of its technology platform license to the Company against diminution in the value of the investment in MGH. The Company had classified the license of USD 886 as capital work in progress under intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income”. The license was valued using the replacement cost method.

b)	Simplotel Technologies Private Limited

In December 2014, the Company acquired 16.96% equity interest in Simplotel Technologies Private Limited (Simplotel), which owns and operates www.simplotel.com, and is engaged in the business of building websites and booking engines for hotels. The Company paid cash consideration of USD 712 for the purchase of new shares. Further, in June 2015, the Company invested USD 469 for new shares of Simplotel, which increased its equity interest to 25.39%. In November 2015, the Company acquired additional equity interest for a cash consideration of USD 197, which increased its equity interest to 33.23%.

Further, in December 2016, the Company paid cash consideration of USD 590 for subscription of new compulsory convertible preference shares of Simplotel Technologies Private Limited.

c)	Inspirock, Inc.

In April 2015, the Company acquired approximately 20.6% ownership interest in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for completely customizable itineraries. The Company paid cash consideration of USD 1,945 for the purchase of new shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 25.

d)	HolidayIQ PTE. LTD

In July 2015, the Company acquired approximately 30% stake in HolidayIQ PTE. LTD which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. This strategic investment will enable both companies to rapidly scale up hotel content and reviews for Indian customers, and provide more compelling offerings to their visitors.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES – (Continued)

e)	Saaranya Hospitality Technologies Private Limited

In January 2017, the Company acquired 100% stake in ibibo Group (Refer note 7(a)). As of January 31, 2017, ibibo Group held 31.7% equity interest in Saaranya Hospitality Technologies Private Limited (‘Saaranya’), an entity operating in India, which provides a cloud based hotel sales management and inventory distribution platform to various hotels.

In March 2017, the Group paid cash consideration of USD 500 for subscription of new shares issued by Saaranya which has increased the equity interest of ibibo Group to 38.6%.

Summary financial information for individually immaterial associates are as follows:

	As at March 31
Particulars	2016	2017
Carrying amount of Company’s interests in associates	6,213	5,017

	For the Year ended March 31
Particulars	2015	2016	2017
Company’s share of loss in associates	(139)	(1,860)	(1,702)

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2016	2017
Investment in equity securities	6,690	5,791

Total	6,690	5,791

These investments have been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

10)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2015	2016	2017
Advertising revenue	1,008	953	1,326
Facilitation fee	2,116	3,516	6,956
Commission on rail and bus reservation	985	946	5,823
Miscellaneous	716	754	743

Total	4,825	6,169	14,848

11)	OTHER INCOME

	For the Year Ended March 31
Particulars	2015	2016	2017
Claim received from vendor	283	24	—
Excess provision written back	570	—	93
Income on license acquired	—	886	—
Others	—	104	270

Total	853	1,014	363

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2015	2016	2017
Wages, salaries and other short term employees benefits	28,358	31,001	42,073
Contributions to defined contribution plans	1,915	2,017	2,204
Expenses related to defined benefit plans	204	253	363
Equity settled share based payments	12,308	13,685	26,795
Employee welfare expenses	1,533	2,062	2,301

Total	44,318	49,018	73,736

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2015	2016	2017
Travelling and conveyance	2,766	3,069	3,537
Communication	3,089	3,600	4,385
Repairs and maintenance	2,389	3,322	4,322
Rent	2,816	2,949	3,831
Legal and professional	3,597	3,707	11,395
Payment gateway and other charges	23,296	25,019	27,269
Website hosting charges	1,800	2,243	2,428
Net loss on disposal of property, plant and equipment	101	380	46
Outsourcing fees	13,888	16,055	16,920
Miscellaneous expenses	5,603	7,610	7,452

Total	59,345	67,954	81,585

14)	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the Year Ended March 31
Particulars	2015	2016	2017
Depreciation	2,434	2,724	5,149
Amortization	5,521	6,032	9,386
Impairment	—	2,167	15,167

Total	7,955	10,923	29,702

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2015	2016	2017
Recognized in profit or loss
Interest income on term deposits	3,053	1,477	2,208
Other interest income	115	109	633
Net gain on change in fair value of derivative financial instrument	—	—	42,427

Finance income	3,168	1,586	45,268

Interest expense on financial liabilities measured at amortised cost	242	3,838	8,574
Change in financial liability	454	496	2
Cost related to convertible notes	—	775	—
Net foreign exchange loss	5,216	4,501	1,669
Impairment loss on trade and other receivables	210	984	1,771
Net loss on change in fair value of derivative financial instrument	—	9,017	—
Finance and other charges	590	716	6,273

Finance costs	6,712	20,327	18,289

Net finance income (costs) recognized in profit or loss	(3,544)	(18,741)	26,979

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2015	2016	2017
Current tax expense
Current period	(186)	(178)	(237)

Current tax expense	(186)	(178)	(237)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	62	4,343	1,928
Change in unrecognized deductible temporary differences	(3,995)	(4,335)	(1,908)
Utilization of previously unrecognised tax losses	3,984	15	24

Deferred tax benefit	51	23	44

Total income tax expense	(135)	(155)	(193)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2015			2016			2017
	Tax			Tax			Tax
Particulars		(expense)			(expense)			(expense)
	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax
Foreign currency translation differences on foreign operations	(776)	—	(776)	(565)	—	(565)	48,618	—	48,618
Net change in fair value of available-for-sale financial assets	1,965	—	1,965	752	—	752	(809)	—	(809)

Remeasurement of defined benefit (asset) liabilty	(142)	—	(142)	(149)	—	(149)	(266)	—	(266)

Total	1,047	—	1,047	38	—	38	47,543	—	47,543

Reconciliation of Effective Tax Rate

Particulars	For the Year Ended March 31
	2015		2016		2017
Loss for the year		(18,358)		(88,542)		(110,303)
Income tax expense		(135)		(155)		(193)

Loss before tax		(18,223)		(88,387)		(110,110)

Income tax benefit using the Company’s domestic tax rate	15.00%	2,733	15.00%	13,261	15.00%	16,517
Effect of tax rates in foreign jurisdictions	0.47%	(86)	9.81%	8,671	13.60%	14,978
Non deductible expenses	1.12%	(204)	2.84%	(2,508)	3.64%	(4,005)
Tax exempt income	1.16%	211	0.08%	74	5.99%	6,593
Utilization of previously unrecognised tax losses	21.86%	3,984	0.02%	14	0.02%	24
Current year losses for which no deferred tax asset was recognized	15.18%	(2,767)	17.35%	(15,334)	29.37%	(32,340)
Change in unrecognised temporary differences	21.92%	(3,995)	4.90%	(4,335)	1.73%	(1,908)
Others	0.06%	(11)	0.00%	2	0.05%	(52)

		(135)		(155)		(193)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work in Progress	Total
Cost
Balance as at April 1, 2015	857	514	8,767	193	1,076	961	3,889	9	—	16,266
Additions	—	2	2,969	44	301	398	1,488	—	14	5,216
Disposals	—	—	(543)	(21)	(22)	(201)	(538)	—	—	(1,325)
Effect of movements in foreign exchange rates	(63)	(38)	(502)	(6)	(58)	(58)	(187)	—	—	(912)

Balance as at March 31, 2016	794	478	10,691	210	1,297	1,100	4,652	9	14	19,245

Balance as at April 1, 2016	794	478	10,691	210	1,297	1,100	4,652	9	14	19,245
Acquisitions through business combination	—	—	880	126	105	59	19	—	—	1,189
Additions	—	—	3,026	283	600	382	2,071	—	2,701	9,063
Disposals*	—	—	(1,381)	(51)	(232)	(88)	(3,809)	—	—	(5,561)
Effect of movements in foreign exchange rates	18	11	323	12	40	36	29	—	74	543

Balance as at March 31, 2017	812	489	13,539	580	1,810	1,489	2,962	9	2,789	24,479

Depreciation and impairment loss
Balance as at April 1, 2015	—	110	4,653	85	699	311	1,504	4	—	7,366
Depreciation for the year	—	40	1,672	29	194	220	568	1	—	2,724
Disposals	—	—	(463)	(10)	(11)	(65)	(168)	—	—	(717)
Effect of movements in foreign exchange rates	—	(8)	(269)	(2)	(34)	(20)	(80)	—	—	(413)

Balance as at March 31, 2016	—	142	5,593	102	848	446	1,824	5	—	8,960

Balance as at April 1, 2016	—	142	5,593	102	848	446	1,824	5	—	8,960
Depreciation for the year	—	40	2,187	54	263	241	2,363	1	—	5,149
Disposals*	—	—	(1,365)	(28)	(224)	(27)	(3,483)	—	—	(5,127)
Effect of movements in foreign exchange rates	—	4	136	2	14	14	(7)	—	—	163

Balance as at March 31, 2017	—	186	6,551	130	901	674	697	6	—	9,145

Carrying amounts
As at April 1, 2015	857	404	4,114	108	377	650	2,385	5	—	8,900

As at March 31, 2016	794	336	5,098	108	449	654	2,828	4	14	10,285

As at April 1, 2016	794	336	5,098	108	449	654	2,828	4	14	10,285

Balance as at March 31, 2017	812	303	6,988	450	909	815	2,265	3	2,789	15,334

*	includes assets reclassified to assets held for sale with cost of USD 3,733 and accumulated depreciation of USD 3,443.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Favourable Lease Contract Term	Capital work in progress	Total
Cost
Balance as at April 1, 2015	13,293	1,331	463	10,672	15,280	6,235	—	2,217	49,491
Acquisitions through business combination	—	—	—	—	—	—	—	1,220	1,220
Additions/Adjustment*	—	—	—	—	5,122	194	—	875	6,191
Effect of movements in foreign exchange rates	45	3	3	105	(353)	(309)	—	(102)	(608)

Balance as at March 31, 2016	13,338	1,334	466	10,777	20,049	6,120	—	4,210	56,294

Balance as at April 1, 2016	13,338	1,334	466	10,777	20,049	6,120	—	4,210	56,294
Acquisitions through business combination	950,204	2,200	—	134,500	16,500	411	249	—	1,104,064
Additions/Adjustment*	—	—	—	—	6,001	330	—	(89)	6,242
Effect of movements in foreign exchange rates	42,893	95	(6)	6,092	1,221	140	11	71	50,517

Balance as at March 31, 2017	1,006,435	3,629	460	151,369	43,771	7,001	260	4,192	1,217,117

Amortization and impairment
Balance as at April 1, 2015	—	505	134	2,999	6,897	2,956	—	—	13,491
Amortization for the year	—	61	190	1,303	3,468	1,010	—	—	6,032
Impairment for the year	—	—	—	—	684	—	—	1,483	2,167
Effect of movements in foreign exchange rates	—	1	3	28	(162)	(159)	—	7	(282)

Balance as at March 31, 2016	—	567	327	4,330	10,887	3,807	—	1,490	21,408

Balance as at April 1, 2016	—	567	327	4,330	10,887	3,807	—	1,490	21,408
Amortization for the year	—	214	51	3,475	4,734	906	6	—	9,386
Impairment for the year	9,625	—	70	4,885	16	—	—	571	15,167
Effect of movements in foreign exchange rates	—	(1)	(5)	53	244	100	—	38	429

Balance as at March 31, 2017	9,625	780	443	12,743	15,881	4,813	6	2,099	46,390

Carrying amounts
As at April 1, 2015	13,293	826	329	7,673	8,383	3,279	—	2,217	36,000

As at March 31, 2016	13,338	767	139	6,447	9,162	2,313	—	2,720	34,886

As at April 1, 2016	13,338	767	139	6,447	9,162	2,313	—	2,720	34,886

Balance as at March 31, 2017	996,810	2,849	17	138,626	27,890	2,188	254	2,093	1,170,727

*	Represents addition of USD 5,912 (March 31, 2016: USD 5,949) to capital work in progress, adjusted for amounts capitalized out of capital work in progress amounting to USD 6,001 (March 31, 2016: USD 5,074)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2017 has been allocated as follows:

	As at March 31
Particulars	2016	2017
ibibo Group - Go ibibo	—	838,465
ibibo Group - redBus	—	154,718
Hotel Travel Group	9,625	—
Luxury Tours & Travel Pte Ltd	2,408	2,322
ITC Group	1,305	1,305

Total	13,338	996,810

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five to seven years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31,
	2016	2017
Discount rate	19 - 20%	12 - 22%
Terminal value growth rate	3.5 - 4%	3.5 - 4%
Average EBITDA margin (5-7 years)	5 - 31%	(20.7) - 28.4%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2017 (except for Hotel Travel Group) as the recoverable value of the CGUs exceeded the carrying value. With regard to the assessment of value-in use for Luxury Tours and Travels Pte Ltd and ITC group, no reasonably possible change in any of the above key assumptions would cause the carrying amount of these units to exceed their recoverable amount. For ibibo Group - Go ibibo, the recoverable amount exceeds the carrying amount by approximately 8.41% as of March 31, 2017. An increase of 0.74% in discount rate and a decrease of EBIDTA as a percentage of revenue by 1.62% shall equate the recoverable amount with the carrying amount of the ibibo Group - Go ibibo. For ibibo Group - redBus, the recoverable amount exceeds the carrying amount by approximately 5.76% as of March 31, 2017.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill – (Continued)

An increase of 0.42% in discount rate and a decrease of EBIDTA as a percentage of revenue by 1.08% shall equate the recoverable amount with the carrying amount of the ibibo Group – redBus.

In November, 2012, MMYT acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, a well-established travel company in South East Asia had its presence in Thailand, Singapore and Malaysia, where it had an operating history of over a decade. The Company recorded Goodwill of USD 9,625 in accordance with IFRS 3 “Business Combinations” which represented excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities on the date of acquisition.

Pursuant to the acquisition of ibibo Group (refer note 7(a)), as part of its business strategy the Group envisaged that it wants to focus on capturing the Indian domestic market and international hotel market for travelers originating from India as it provides higher growth and improved margin prospects. Accordingly, as a result of the revamped strategy, in February 2017, the management of the Company decided to curtail its operation in HT Group as it no longer intends to render online hotels services to customers originating from HT Group’s operations.

The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of the CGU was determined to be higher than its recoverable amount, accordingly, an impairment loss of USD 14,580 was recognised. The impairment loss was fully allocated to goodwill, non-compete intangible assets and brands associated with HT Group’s operations.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2016	2017
Deductible temporary differences	12,835	25,261
Minimum alternate tax	731	746
Tax loss carry forwards	21,740	119,481

Total	35,306	145,488

During the year ended March 31, 2015, 2016 and 2017, the Company did not recognize deferred tax assets on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses expire at various dates ranging from 2021 to 2036.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	TAX ASSETS AND LIABILITIES – (Continued)

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2016	2017	2016	2017	2016	2017
Property, plant and equipment	—	—	(453)	(75)	(453)	(75)
Intangible assets	—	—	(1,469)	(37,674)	(1,469)	(37,674)
Tax loss carry forwards	1,719	37,590	—	—	1,719	37,590

Deferred tax assets/(liabilities)	1,719	37,590	(1,922)	(37,749)	(203)	(159)
Set off	(1,719)	(37,590)	1,719	37,590	—	—

Net deferrd tax assets/(liabilities)	—	—	(203)	(159)	(203)	(159)

Movement in Temporary Differences during the Year

Particulars	Balance as on April 1, 2015	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2016	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2017
Property, plant and equipment	(337)	(136)	—	20	(453)	—	374	—	4	(75)
Intangible assets	(1,971)	463	—	39	(1,469)	(34,301)	(943)	—	(961)	(37,674)
Tax loss carry forwards	2,082	(304)	—	(59)	1,719	34,301	613	—	957	37,590

Total	(226)	23	—	—	(203)	—	44	—	—	(159)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2016	2017
Trade and other receivables, net	24,515	29,003
Due from employees	192	109
Security deposits, net	3,555	7,575
Interest accrued on term deposits	906	597

Total	29,168	37,284

Non-current	946	2,176
Current	28,222	35,108

Total	29,168	37,284

The trade receivables primarily consist of receivable from airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotels and other services in order to guarantee the provision of those services.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	TRADE AND OTHER RECEIVABLES – (Continued)

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 5 and 35.

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2016	2017
Cash in hand	209	88
Funds in transit	16,237	22,348
Bank balances	36,963	59,262
Term deposits	25	20,006

Cash and cash equivalents	53,434	101,704

Bank overdrafts used for cash management purposes	(7,161)	—

Cash and cash equivalents in the statement of cash flows	46,273	101,704

Funds in transit represents the amount collected from customers through credit cards /Net Banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 35.

22)	TERM DEPOSITS

	As at March 31
Particulars	2016	2017
Term deposits	169,312	95,673

Total	169,312	95,673

Non-current	20,757	20,162
Current	148,555	75,511

Total	169,312	95,673

As of March 31, 2017, term deposits include USD 90 (March 31, 2016: USD 471) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2017, term deposits include USD 1,200 (March 31, 2016: USD 9,584) pledged with banks against bank guarantees and bank overdraft facility.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2016	2017
Advance to vendors	44,385	46,029
Prepaid expenses	2,885	3,500
Prepaid lease rentals	96	268
Other assets	3,775	435

Total	51,141	50,232

The carrying amount of the convertible notes on initial recognition was adjusted to defer the difference between the fair value and the transaction price. This deferred difference is being subsequently recognized as a gain or loss over the period of maturity of the convertible notes. As of March 31, 2017, other assets include current portion of deferred difference of USD Nil (March 31, 2016: USD 1,239) (refer note 28).

24)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

	As at March 31
Particulars	2016	2017
Property, plant and equipment	—	302

Total	—	302

These assets mainly include leasehold improvements which were subsequently sold in April 2017.

The fair value of these assets has been categorized under Level 3 of the fair value hierarchy which has been determined based on the consideration agreed with the buyer.

25)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2016	2017
Prepaid lease rentals	656	2,833
Indirect tax paid	10,191	11,410
Prepaid expenses	53	315
Receivable from related party	—	15,100
Other assets	4,702	—

Total	15,602	29,658

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

25)	OTHER NON-CURRENT ASSETS – (Continued)

Indirect tax paid represents service tax paid under protest. In the year ended March 31, 2016, an investigation was initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. On September 1, 2016, the Delhi High Court has ordered for a refund of the entire amount deposited under protest within 4 weeks from the date of the order. However, DGCEI has filed an appeal against the order of the High Court before the Supreme Court of India with an application to stay the grant of refund. The stay on refund was granted and the proceedings in this matter are still under progress. The Company believes that it has a strong case in its favor based on its counsels’ opinions and no reserve is required to be set-up as at March 31, 2017.

As of March 31, 2017, receivable from related party represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from the Parent of the ibibo Group pursuant to the acquisition of ibibo Group (refer note 7(a)). This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

As of March 31, 2017, other assets represents non-current portion of deferred difference of USD Nil; (March 31, 2016: USD 4,702) (refer note 23 and 28).

26)	CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2015	41,965,379	21	242,662	—	—	—
Reissue of own shares	274,135	—	1,645	—	—	—
Own shares acquired	(768,357)	—	—	—	—	—
Shares issued during the year on exercise of share based awards	235,271	—	4,425	—	—	—

Balance as at March 31, 2016	41,706,428	21	248,732	—	—	—

Balance as at April 1, 2016	41,706,428	21	248,732	—	—	—
Own shares acquired	(144,131)	—	—	—	—	—
Shares issued during the year on exercise of share based awards	873,834	1	18,275	—	—	—
Reissue of own shares on conversion of convertible notes	659,939	—	999	—	—	—
Issue of ordinary shares on conversion of convertible notes	9,197,089	5	148,101	—	—	—
Issued in business combination	413,035	—	12,493	38,971,539	19	1,178,773

Balance as at March 31, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773

*	Par value of USD 0.0005 per share

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

26)	CAPITAL AND RESERVES – (Continued)

A.	Share Capital and Share Premium – (Continued)

i.	Ordinary shares

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ) at the initial offering price of USD 14 per share.

In January, 2016, the Company re-issued 274,135 of its own shares to discharge the balance deferred consideration of USD 5,598 for the acquisition of Hotel Travel Group.

During the fiscal year ended March 31, 2016, the Company purchased 768,357 of its own shares from the open market at the prevailing market price for USD 11,093, including directly attributable costs.

During the fiscal year March 31, 2017, the Company purchased 144,131 of its own shares from the open market at the prevailing market price for USD 2,050, including directly attributable costs.

In October, 2016, the Company re-issued 659,939 of its own shares and issued 9,197,089 new ordinary shares upon conversion of convertible notes (refer note 28).

In January 2017, the Company issued 38,971,539 Class B shares and 413,035 ordinary shares as part of the acquisition of ibibo Group (Refer note 7(a)).

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) which are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

26)	CAPITAL AND RESERVES – (Continued)

B.	Nature and purpose of reserves

i.	Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, U.A.E, Israel, Peru, Columbia, Bangladesh and China subsidiaries.

ii.	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognised or impaired.

iii.	Share-based payment transactions reserve

Share-based payment transactions reserve comprise the value of equity-settled share based payment transactions provided to employees including key management personnel, as part of their remuneration.

iv.	Reserve for own shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group.

27)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2015, 2016 and 2017:

	For the Year Ended March 31
Particulars	2015	2016	2017
Loss attributable to ordinary shareholders (including Class B shareholders)	(18,252)	(88,518)	(110,168)

Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	41,808,897	41,714,518	52,607,986
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	41,808,897	41,714,518	52,607,986

Loss per share (USD)
Basic	(0.44)	(2.12)	(2.09)
Diluted	(0.44)	(2.12)	(2.09)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOSS PER SHARE – (Continued)

As at March 31, 2017, 3,319,322 (March, 2016: 2,547,777 and March 2015: 2,334,927) employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

For the year ended March 31, 2017, 5,428,117 (March, 2016: 1,946,604 and March 2015: Nil) ordinary shares issuable on conversion of convertible notes, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 35.

	As at March 31
Particulars	2016	2017
Non-current liabilities
Secured bank loans	442	523
Convertible notes (including fair value of conversion option)	194,841	—

Non-current portion of loans and borrowings	195,283	523

	As at March 31
Particulars	2016	2017
Current liabilities
Current portion of secured bank loans	152	226
Convertible notes (including fair value of conversion option)	1,858	—
Current portion of finance lease liabilities	7	—

Current portion of loans and borrowings	2,017	226

Convertible Notes

In January 2016, the Company issued 4.25% convertible notes of USD 180,000 in two tranches to Ctrip.com International, Ltd. (‘Ctrip’), which are redeemable after 5 years at par value. The Company incurred USD 2,730 as transaction costs during the year ended March 31, 2016 on issuance of the convertible notes. The convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. Interest on the convertible notes is payable on semi-annually basis.

Under the terms of issue, the holder has a right to redeem these convertible notes in whole or in part before the maturity on occurrence of certain events, including but not limited to a change in control, or liquidation of the company. Further, the convertible notes have few adjustment clauses which along with preserving the relative economic interests of the holder also protect the holder from decline in the market value of the Company’s securities.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	LOANS AND BORROWINGS – (Continued)

Convertible Notes – (Continued)

The price protection clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. The conversion option is presented together with the related liability as a derivative, and has been accounted for at fair value.

The liability component is initially recognized at fair value less any directly attributable transaction costs. On initial recognition, the fair value of convertible notes is different from its transaction price, but this fair value measurement is not evidenced by a valuation technique that uses only data from observable markets, accordingly, the carrying amount of the convertible notes on initial recognition is adjusted to defer the difference between the fair value measurement and the transaction price. This deferred difference is subsequently recognized as a gain or loss over the period of maturity of the convertible notes.

Subsequent to initial recognition, the liability component of the convertible notes is being measured at amortized cost using the effective interest method. The conversion option is being subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Fair value of liability component and derivative as at inception:

Particulars
Fair value of liability component at inception	133,321
Fair value of derivative at inception	52,912
Proceeds from issue of convertible notes	(180,000)

Deferred difference	6,233

During the year ended March 31, 2017, the Company has recognized an expense of USD 5,941 (March 31, 2016: USD 292) on account of amortization of the deferred difference explained above.

The carrying amount of the deferred difference as at March 31, 2017 is USD Nil (March 31, 2016: USD 5,941) and is disclosed under other current and non-current assets (Refer note 23 and 25).

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2016
Fair value of liability component at inception	133,321
Transactions costs	(1,954)
Accretion of interest	3,403

Carrying amount of liability as at March 31, 2016	134,770

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	LOANS AND BORROWINGS – (Continued)

Convertible Notes – (Continued)

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2016
Fair value of derivative at inception	52,912
Net loss on change in fair value of derivative	9,017

Carrying amount of derivative as at March 31, 2016	61,929

On October 18, 2016, the Company announced an agreement to acquire 100% equity stake in ibibo Group, a leading online travel company in India, from Parent (refer note 7 (a)). Further, Ctrip delivered a notice of adjustment of conversion rate to the Company on October 18, 2016 and pursuant to this, the Company issued 9,857,028 ordinary shares (including 1,465,420 additional shares) to Ctrip in accordance with the terms of the convertible notes agreement.

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2017
Carrying amount of liability at the beginning of the year	134,770
Accretion of interest	8,210
Payment of interest	(3,749)
Conversion of notes during the year	(139,231)

Carrying amount of liability as at March 31, 2017	Nil

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2017
Carrying amount of derivative at the beginning of the year	61,929
Net gain on change in fair value of derivative	(42,427)
Conversion of notes during the year	(19,502)

Carrying amount of derivative as at March 31, 2017	Nil

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	LOANS AND BORROWINGS – (Continued)

Terms and debt repayment schedule of bank loans and finance lease liabilities:

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2016		As at March 31, 2017
Particulars	Currency	Interest rate	Year of Maturity	Original Value	Carrying Amount	Original Value	Carrying Amount
Secured bank loans	INR	9% - 13%	2015 - 2022	760	594	1,080	749
Finance lease liabilities	THB	4.35% - 7.60%	2015 - 2016	50	7	51	—

The bank loans are secured over motor vehicles with a carrying amount of USD 689 as at March 31, 2017 (March 31, 2016: USD 555).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD Nil as at March 31, 2017 (March 31, 2016: USD 7).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2016			As at March 31, 2017
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	8	1	7	—	—	—
Between one and five years	—	—	—	—	—	—
More than five years	—	—	—	—	—	—

Total	8	1	7	—	—	—

The Group has taken certain vehicles on lease which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 5,401 as at March 31, 2017 (March 31, 2016: USD 12,844). The group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2017 (March 31, 2016: USD 7,161) (refer note 21).

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

29)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2016	2017
Statutory liabilities	2,070	4,037
Deferred rent liabilities	49	13
Other liabilities	398	4

Total	2,517	4,054

30)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2016	2017
Deferred rent liabilities	770	1,027

Total	770	1,027

31)	DEFERRED REVENUE

	As at March 31
Particulars	2016	2017
Global Distribution System providers	1,439	1,809
Loyalty programme	1,604	1,032
Others	449	469

Total	3,492	3,310

Non-current	1,407	265
Current	2,085	3,045

Total	3,492	3,310

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold or is recognized on a straight line basis in case of upfront fee to promote hotel and packages, over the term of the agreement and the balance amount is recognized as deferred revenue.

The Company provides various loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	DEFERRED REVENUE – (Continued)

Further, when loyalty programmes are used as part of the Group’s customer inducement/ acquisition programs, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense, accordingly, the amounts allocated to such loyalty programme are classified as marketing and sales promotion expense payable included under accrued expenses in note 34.

32)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2016	2017
Net defined benefit asset	—	229

Total employee benefit asset	—	229

Net defined benefit liability	1,085	1,594
Other long term employee benefit (liability for compensated absences)	556	1,352

Total employee benefit liabilities	1,641	2,946

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited and Ibibo Group Private Limited) is a defined benefit plan. The plan in Ibibo Group Private Limited (‘GI India’) is funded and plan in MakeMyTrip (India) Private Limited (‘MMT India’) is unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

A.	Movement in the net defined benefit (asset) liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined (asset) liability and its components.

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit (asset) liability
	2016	2017	2016	2017	2016	2017
Balance as at April 1	864	1,085	—	—	864	1,085
Acquired through business combination	—	583	—	(806)	—	(223)

Included in profit or loss
Current service costs	194	284	—	—	194	284
Interest cost (income)	59	85	—	(6)	59	79

	253	369	—	(6)	253	363

Included in other comprehensive income
Remeasurement loss (gain):
- Actuarial loss (gain) arising from:
- demographic assumptions	—	(12)	—	—	—	(12)
- financial assumptions	9	16	—	—	9	16
- experience adjustment	140	284	—	—	140	284
- Return on plan assets excluding interest income	—	—	—	(22)	—	(22)

	149	288	—	(22)	149	266

Effects of movement in exchange rates	(50)	68	—	(38)	(50)	30
Other
Benefits paid	(131)	(157)	—	1	(131)	(156)
Balance as at March 31	1,085	2,236	—	(871)	1,085	1,365

Represented by:					2016	2017

Net defined benefit liability (MMT India)					1,085	1,594
Net defined benefit asset (GI India)					—	(229)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

B.	Plan assets

Plan assets comprise the following:

Particulars	As at March 31 2017
Funds managed by the insurer	100%

C.	Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2016	2017
Discount rate (per annum)	7.60%	6.70%
Future salary increases (per annum)	11.00%	10.00% - 11.00%
Retirement age (years)	58	58-60
Withdrawal rates	25.00%	25.00%

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

D.	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2016		For the year ended March 31, 2017
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(41)	45	(88)	95
Future salary growth (1% movement)	37	(36)	80	(77)
Withdrawal rate (10% movement)	(102)	153	(200)	302

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2015, 2016 and 2017.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
	2015	2015	2016	2016	2017	2017
Outstanding at beginning of the year	1.49	478,918	1.47	382,439	1.45	379,939
Forfeited and expired during the year	—	—	—	—	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.57	(96,479)	5.39	(2,500)	3.64	(46,818)
Outstanding at the end of the year	1.47	382,439	1.45	379,939	1.14	333,121
Exercisable at the end of the year	1.47	382,439	1.45	379,939	1.14	333,121

The options outstanding at March 31, 2017 have an exercise price per share in the range of USD 0.4875 to USD 1.9765 (March 31, 2016: USD 0.4875 to USD 5.057 and March 31, 2015: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 3 months (March 31, 2016: 1 year and 3 months and March 31, 2015: 2 years and 3 months).

During the year ended March 31, 2017, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to Nil (March 31, 2016: Nil and March 31, 2015: Nil).

b)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2015, 2016 and 2017, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) – (Continued)

b)	Share Incentive Plan – (Continued)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2015	845,507	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2016	947,516	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2017	4,481,294	Refer notes	4 – 10 years

Note:

1.	Of the RSU granted during the year ended March 31, 2017:

-	Nil (March 31, 2016: Nil and March 31, 2015: 438,801) RSUs have 33.33% graded vesting each year over a 3 year period.

-	3,348,389 (March 31, 2016: 936,658 and March 31, 2015: 404,721) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

-	3,000 (March 31, 2016: 2,458 and March 31, 2015: 1,985) RSUs were fully vested on the grant date.

-	These RSUs can be exercised within a period of 48 months from the date of vesting.

2.	8,400 RSUs granted in the year ended March 31, 2016 have graded vesting over 2 years: 3,600 on the expiry of 12 months from the grant date, 4,800 on the expiry of 24 months from the grant date and exercisable within a period of 6 months from the date of vesting.

3.	In connection with the acquisition of ibibo Group, the Group exchanged share-based payment awards held by the employees of the ibibo Group for 1,129,905 RSUs. (Refer note 7(a)). These RSUs can be exercised with in a period of 10 years from the grant date i.e. January 31, 2017.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) – (Continued)

b)	Share Incentive Plan – (Continued)

Terms and Conditions of the Share Incentive Plan – (Continued)

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
	2015	2015	2016	2016	2017	2017
Outstanding at beginning of the year	0.0005	1,872,930	0.0005	2,330,743	0.0005	2,867,713
Granted during the year	0.0005	845,507	0.0005	947,516	0.0005	4,481,294
Forfeited and expired during the year	0.0005	(175,551)	0.0005	(177,775)	0.0005	(154,805)
Exercised during the year	0.0005	(212,143)	0.0005	(232,771)	0.0005	(827,016)
Outstanding at the end of the year	0.0005	2,330,743	0.0005	2,867,713	0.0005	6,367,186
Exercisable at the end of the year	0.0005	734,716	0.0005	1,138,321	0.0005	1,325,558

The RSUs outstanding at March 31, 2017 have an exercise price per share of USD 0.0005 (March 31, 2016: USD 0.0005 and March 31, 2015: USD 0.0005) and a weighted average contractual life of 6.2 years (March 31, 2016: 4.5 years and March 31, 2015: 4.7 years).

During the year ended March 31, 2017, share based payment expense recognized under personnel expenses (refer note 12) amounted to USD 26,620 (March 31, 2016: USD 13,685 and March 31, 2015: USD 12,308) for the RSUs granted under the share incentive plan.

c)	Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2017, the subsidiary granted 25,032 employees stock options, or ESOPs, under the plan to eligible employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan is 10 years from the vesting date. The ESOPs outstanding at March 31, 2017 have an exercise price per share of USD 0.0154 and a weighted average contractual life of 11.1 years.

During the year ended March 31, 2017, share based payment expense recognized under personnel expenses (refer note 12) amounted to USD 175 for the ESOPs granted under the Bona Vita ESOP plan.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) – (Continued)

c)	Bona Vita Employees Stock Option Plan 2016 – (Continued)

The number and weighted average exercise price of Employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted Average Exercise Price per share(USD)	Number of Awards
	For the Year Ended March 31
Particulars	2017	2017
Outstanding at beginning of the year	—
Granted during the year	0.0154	25,032
Forfeited and expired during the year	0.0154	(3,321)
Exercised during the year	0.0154	—
Outstanding at the end of the year	0.0154	21,711
Exercisable at the end of the year	—	—

Inputs for Measurement of Grant Date Fair Values of Bona Vita ESOP Plan

For the Year Ended March 31
Fair value of RSU and assumptions	2017
Share price (USD)	14.68
Exercise price (USD)	0.0154
Expected volatility	41.67% - 43.56%
Expected term	10 years
Expected dividends	—
Risk-free interest rate	7.55% - 7.72%

34)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2016	2017
Other trade payables	33,164	38,539
Accrued expenses	29,350	47,591
Advance from customers	47,782	40,583
Advance from vendor	—	364

Total	110,296	127,077

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 35.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2016	2017
Trade and other receivables	29,168	37,284
Other assets	2,536	15,535
Term deposits	169,312	95,673
Cash and cash equivalents (except cash in hand)	53,225	101,616

Total	254,241	250,108

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2016	2017
India	19,281	27,692
Thailand	3,190	3,994
Malaysia	3,029	803
Singapore	1,730	2,001
Netherlands	1,016	65
Others	922	2,729

Total	29,168	37,284

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2016	2017
Airlines	9,788	13,556
Retail customers	8,918	7,047
Corporate customers	5,324	6,983
Deposit with hotels and others	3,555	7,576
Term deposits with bank	169,312	95,673
Others	1,583	2,122

Total	198,480	132,957

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2016		2017
Particulars	Gross	Impairment	Gross	Impairment
Not past due	189,472	—	124,596	—
Past due 0-30 days	3,979	—	4,287	—
Past due 30-120 days	3,016	—	2,919	—
More than 120 days	3,528	1,515	3,699	2,544

Total	199,995	1,515	135,501	2,544

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2016	2017
Balance at the beginning of the year	1,005	1,515
Acquisition through business combination	—	182
Provision for doubtful debts	984	973
Amounts written off against the allowance	(446)	(145)
Effects of movement in exchange rate	(28)	19

Balance at the end of the year	1,515	2,544

Allowance for doubtful debts mainly represents amounts due from airlines, and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

Other assets mainly includes receivable from related party of USD 15,100 (March 31,2006: USD Nil) (refer note 25). The group does not expect the related party to fail in meeting its obligations. The maximum exposure to credit risk is represented by the carrying amount of this financial asset.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2016

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes**	134,770	(218,250)	(3,825)	(3,825)	(7,650)	(202,950)	—
Finance lease liabilities	7	(8)	(6)	(2)	—	—	—
Secured bank loans	594	(724)	(102)	(102)	(181)	(321)	(18)
Trade and other payables	62,514	(62,514)	(62,514)	—	—	—	—
Other liabilities	2,468	(2,468)	(2,468)	—		—	—
Bank overdraft	7,161	(7,161)	(7,161)	—	—	—	—

Total	207,514	(291,125)	(76,076)	(3,929)	(7,831)	(203,271)	(18)

Notes: * Represents undiscounted cash flows of interest and principal

**	Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (refer note 28)

Derivative financial liabilities	Carrying amount	Contractual cash flows***	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Separable embedded derivative***	61,929	—	—	—	—	—	—

Total	61,929	—	—	—	—	—	—

Notes: *** Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (refer note 28)

As at March 31, 2017

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Secured bank loans	749	(890)	(146)	(142)	(262)	(337)	(3)
Trade and other payables	86,130	(86,130)	(86,130)	—	—	—	—
Other liabilities	4,041	(4,041)	(4,041)	—		—	—

Total	90,920	(91,061)	(90,317)	(142)	(262)	(337)	(3)

Notes: * Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR and USD. The currencies in which these transactions are primarily denominated are INR, US dollars, and Euro.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

Exposure to Currency Risk – (Continued)

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2016	2017
Trade and other receivables	9,180	7,806
Trade and other payables	(44,325)	(65,427)
Cash and cash equivalents	662	83

Net exposure	(34,483)	(57,538)

Between EUR and USD

	As at March 31
Particulars	2016	2017
Trade and other receivables	938	416
Trade and other payables	(2,489)	(737)
Cash and cash equivalents	705	16

Net exposure	(846)	(305)

Between USD and EUR

	As at March 31
Particulars	2016	2017
Trade and other receivables	90	—
Trade and other payables	(4,659)	—
Cash and cash equivalents	204	—

Net exposure	(4,365)	—

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
USD	2015-16	2016-17	March 31, 2016	March 31, 2017
INR 1	0.0153	0.0149	0.0151	0.0154
EUR 1	1.1043	1.0975	1.1356	1.0682

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR and EUR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have increased loss for the current year by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2016	2017
10% strengthening of USD against INR	(3,284)	(5,480)
10% strengthening of EUR against USD	(81)	(29)
10% strengthening of USD against EUR	(416)	—

A 10% depreciation of the USD against INR and EUR, and 10% depreciation of EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2016	2017
Fixed rate instruments
Financial assets
Term deposits	169,312	95,673
Term deposits included in Cash and cash equivalents*	25	20,006
Financial liabilities
Convertible notes	(134,770)	—
Finance lease liabilities	(7)	—
Secured bank loans	(594)	(749)

	33,966	114,930

Variable rate instruments
Financial liabilities
Bank overdraft	(7,161)	—

	(7,161)	—

*	Total cash and cash equivalent: USD 53,434 as at March 31, 2016 and USD 101,704 as at March 31, 2017

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instrument

An increase of 100 basis points in interest rates at the reporting date would have increased loss as at March 31, 2016 by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Profit or Loss
(in USD)
March 31, 2016	(72)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2016		As at March 31, 2017
Particulars	Carrying amount	Fair value	Carrying amount	Fair value

Assets carried at fair value
(Available for sale)
Other investments	6,690	6,690	5,791	5,791
Receivable from Related Party	—	—	15,100	15,100

	6,690	6,690	20,891	20,891

Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	29,168	29,168	37,284	37,284
Term deposits	169,312	169,312	95,673	95,673
Cash and cash equivalents	53,434	53,434	101,704	101,704
Other assets	2,536	2,536	435	435

	254,450	254,450	235,096	235,096

Liabilities carried at fair value
Separable embedded derivative	61,929	61,929	—	—

	61,929	61,929	—	—

Liabilities carried at amortized cost
(Other financial liabilities)
Finanace lease liabilities	7	7	—	—
Secured bank loans	594	594	749	749
Bank overdraft	7,161	7,161	—	—
Convertible notes	134,770	134,770	—	—
Financial liabilities	398	398	—	—
Trade and other payables	62,514	62,514	86,130	86,130
Other liabilities	2,070	2,070	4,041	4,041

	207,514	207,514	90,920	90,920

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation technique used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

	As at March 31, 2017
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,791	5,791
Receivable from Related Party	—	—	15,100	15,100

Total Assets	—	—	20,891	20,891

	As at March 31, 2016
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,690	6,690

Total Assets	—	—	6,690	6,690

Separable embedded derivative	—	—	61,929	61,929

Total Liabilities	—	—	61,929	61,929

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	As at March 31, 2017
Particulars	Other investments	Separable embedded derivative	Receivable from Related Party
Opening balances	6,690	61,929	—
Acquired through business combination	—	—	15,010
Total gains and losses recognized in:
- (profit) or loss	—	(42,427)	—
- other comprehensive income	(899)	—	90
Conversion of notes into ordinary shares during the period (refer note 28)	—	(19,502)	—

Closing balances	5,791	—	15,100

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

	As at March 31, 2016
Particulars	Other investments	Separable embedded derivative
Opening balances	5,938	—
Arising from issuance of convertible notes	—	52,912
Total gains and losses recognized in:
- profit or loss	—	9,017
- other comprehensive income	752	—

Closing balances	6,690	61,929

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2017 and 2016, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.

Forecast annual revenue growth rate : 22% – 183%

(March 31, 2016: 23% – 222%)

Forecast EBITDA margin:

(18%) – 39%

(March 31, 2016: (13%) – 43%)

Risk adjusted discount rate: 19.0%

(March 31, 2016: 20.0%)

The estimated fair value would increase (decrease) if :
			-	the annual revenue growth rate were higher (lower)
			-	the EBITDA margin were higher (lower)
			-	the risk adjusted discount rate were lower (higher)

Separable embedded derivative

Black-Scholes model:

The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

		Expected term : March 31, 2016 5 years Risk free rate : March 31, 2016 1.21%	The estimated fair value would increase (decrease) if :
			-	the expected term were higher (lower)
			-	the risk free rate were higher (lower)

Receivable from related party	Binomial Lattice Model and Discounted Cash Flow method: The valuation model considers the discount rate, expected term, volatility, and equity value.	Risk free rate : March 31, 2017 1.9% Volatility : March 31, 2017 41.40% Equity value : March 31, 2017 USD 71,500	The estimated fair value would increase (decrease) if :
			-	the volatility were lower (higher)
			-	the equity value were higher (lower)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Valuation Techniques and significant unobservable inputs – (Continued)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes:	*other financial liabilities include secured bank loans, finance lease liabilities and convertible notes-liability component, bank overdraft, financial liabilities, trade and other payables and other liabilities. Other financial assets include trade and other receivables, and other assets.

Sensitivity Analysis

Other investments

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	195	(191)
EBITDA Margin	80	(80)
Risk adjusted discount rate	(370)	426

	For the year ended March 31, 2016
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	222	(218)
EBITDA Margin	97	(97)
Risk adjusted discount rate	(477)	543

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Sensitivity Analysis – (Continued)

Separable embedded derivative

For the fair values of separable embedded derivative, reasonably possible changes of 10 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2016
	Profit or loss
	Increase	Decrease
Risk free rate	201	(201)

Expected term is also a significant unobservable input in valuing the separable embedded derivative. The Company has considered expected term of 5 years for the valuation of the separable embedded derivative. A decrease of 1 year in the expected term at the reporting date would have decreased loss by USD 7,581 as at March 31, 2016, holding other inputs constant. However, the expected term cannot be increased beyond 5 years as the maturity period of the convertible notes is 5 years. (Refer note 28).

Receivable from Related Party

For the fair values of receivables from Related Party, reasonably possible changes of 500 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Volatility	(200)	200
Equity Value	400	(400)

Expected risk free rate is also a significant unobservable input in valuing the receivable from related party. The Company has considered reasonably possible changes of 50 basis points at the reporting date in risk free rate for the valuation of the receivable from related party however, it has no impact on the fair value of receivable from related party.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2016	2017
Less than one year	1,901	4,825
Between one and five years	6,094	16,766
More than five years	1,926	23,251

Total	9,921	44,842

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to twelve years. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2017, USD 3,831 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2016: USD 2,949, March 31, 2015: USD 2,816).

37)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 1,848 as at March 31, 2017 (March 31, 2016: USD 149).

38)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Ashish Kashyap (from January 31, 2017)
Key management personnel	Keyur Joshi (till April 30, 2015)
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (till August 31, 2014)

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)

Related parties and nature of related party relationships – (Continued)

Key management personnel	Saujanya Shrivastava (from June 1, 2015)
Key management personnel	Yuvaraj Srivastava (from June 1, 2015)
Key management personnel	Sharat Singh (from June 1, 2015 till October 9, 2015)
Key management personnel	Sanjay Mohan (from June 1, 2015)
Key management personnel	Ranjeet Oak (from June 1, 2015)
Key management personnel	Vivek Narayan Gour
Key management personnel	Anshuman Bapna (from July 1, 2015)
Key management personnel	Frederic Lalonde (till January 31, 2017)
Key management personnel	Philip Wolf (till January 31, 2017)
Key management personnel	Ranodeb Roy (till January 31, 2017)
Key management personnel	Aditya Tim Guleri (from April 1, 2016)
Key management personnel	James Jianzhang Liang# (from January 27, 2016)
Key management personnel	Oliver Minho Rippel* (from January 31, 2017)
Key management personnel	Patrick Luke Kolek*(from January 31, 2017)
Key management personnel	Charles St Leger Searle* (from January 31, 2017)
Key management personnel	Yuvraj Thacoor* (from January 31, 2017)
Party controlled by key management Personnel	Chandra Capital (till May 20, 2014)
Entity providing Key management personnel	CIM Corporate Service Limited
Significant influence over the company	MIH Internet SEA Pte. Ltd. ( from January 31, 2017)
Significant influence over the company	Naspers Limited (from January 31, 2017)
Subsidiary of the entity having significant influence over the company	PayU Payments Private Limited (from January 31, 2017)
Subsidiary of the entity having significant influence over the company	Tek Travels Private Limited (from January 31, 2017)
Subsidiary of the entity having significant influence over the company	Tek Travels JLT (from January 31, 2017)
Equity – accounted investee	My Guest House Accommodation Private Limited
Equity – accounted investee	Simplotel Technologies Private Limited ( from December 16, 2014)
Equity – accounted investee	Saaranaya Hospitality Technologies Private Limited
(from January 31, 2017)

Note: #nominee of Ctrip and *nominees of MIH Internet SEA Pte. Ltd

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)

Transactions with Entity providing Key Management Personnel Services:

	Year ended March 31
Transactions	2015	2016	2017
Key management personnel services	4	2	3
Consultancy services	16	14	23

	As at
Balance Outstanding	March 31, 2016	March 31, 2017
Trade and other payables	2	3

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2015	2016	2017
Revenue from air ticketing	14	—	—

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	For the Year ended March 31,
Particulars	2015	2016	2017
Short-term employee benefits	1,969	2,373	3,142
Contribution to defined contribution plans	58	77	108
Share based payment	9,116	7,688	14,892
Legal and professional	127	112	150

Total	11,270	10,250	18,292

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)

Transactions with Key Management Personnel – (Continued)

In January 2015, the Company granted a short term loan of USD 385 to one of its key management personnel. In the quarter ended March 2015, an amount of USD 66 was repaid. As of March 31, 2015, the balance loan outstanding was USD 319 and interest accrued was USD 6. In May 2015, this loan along with interest was repaid.

Transactions with equity - accounted investees:

a)	My Guest House Accommodations Private Limited (‘MGH’)

MGH has granted perpetual, transferable and irrevocable access of its technology platform license to the Company. The Company has classified the license of USD 886 as capital work in progress under intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under “Other Income”. The license was valued using the replacement cost method.

b)	Simplotel Technologies Private Limited

In June 2015, the Company invested USD 469 for new shares of Simplotel Technologies Private Limited. Further, the Company invested USD 197 for new shares of Simplotel Technologies Private Limited in November 2015.

In December 2016, the Company paid cash consideration of USD 590 for subscription of new compulsory convertible preference shares of Simplotel Technologies Private Limited.

c)	Saaranya Hospitality Technologies Private Limited (‘Saaranya’)

In March 2017, the Company paid cash consideration of USD 500 for subscription of new shares issued by Saaranya which has increased its equity interest to 38.6% (Refer note 7(a)).

Transactions with entity having significant influence over the company:

a)	MIH Internet SEA Pte. Ltd.

Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte. Ltd. As of March 31, 2017, other non-current assets include USD 15,100, which represents the fair value of the above entitlement (refer note 7(a) and note 25).

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent USD 83,260. The difference of USD 434 is receivable and is included under other assets (refer note 7(a) and note 23).

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)

Transactions with entity having significant influence over the company – (Continued)

b)	Naspers Limited

Naspers Limited has issued letters of support of USD 8,487 to a bank for the issuance of bank guarantees in favor of certain vendors of ibibo Group Private Limited, a subsidiary of MakeMyTrip Limited, in respect of amounts due and payable by ibibo Group Private Limited in respect of which bank guarantees of USD 6,258 are outstanding as at March 31, 2017. The Company has agreed to indemnify Naspers Limited from and against all liabilities, claims, losses, damages, costs or expenses arising out of or in connection with the existing letters of support.

Transactions with subsidiary of the entity having significant influence over the company:

a)	PayU Payments Private Limited

	For the Year Ended March 31
Transactions	2015	2016	2017
Services received	—	—	1,396
Reimbursement of expenses	—	—	40

	As at
Balance Outstanding	March	March
	31, 2016	31, 2017
Trade and other payables	—	40

b)	Tek Travels Private Limited

	For the Year Ended March 31
Transactions	2015	2016	2017
Services received	—	—	48

Balance Outstanding	March	March
	31, 2016	31, 2017
Trade and other receivables	—	304

c)	Tek Travels JLT

Balance Outstanding	March	March
	31, 2016	31, 2017
Trade and other receivables	—	2

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

39)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2016	Ownership interest as at March 31, 2017
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings Pte. Ltd	Singapore	—	100%
4. Ibibo Group Private Limited	India	—	100%
5. Luxury Tours & Travel Pte Ltd	Singapore	100%	100%
6. MakeMyTrip FZ-LLC	United Arab Emirates	100%	100%
7. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
8. Techblend Inc.	British Virgin Islands	100%	100%
9. Hotel Travel Limited	Malaysia	100%	100%
10. HTN Co. Ltd.	Thailand	100%	100%
11. ITC Bangkok Co. Ltd.	Thailand	100%	100%

40)	CHANGE IN CLASSIFICATION

a)	During the year ended March 31, 2017, the Group modified the classification of ‘Employees welfare expenses’ to reflect more appropriately the nature of such costs paid to the employees. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result, USD 223 and USD 13 for the year ended March 31, 2015 and March 31, 2016 respectively were reclassified from ‘Employees welfare expenses’ to ‘Wages, salaries and other short term employees benefits’’ included under ‘Personnel Expense’.

b)	During the year ended March 31, 2017, the Group modified the classification of ‘prepaid expenses’ between current and non-current. Comparative amounts in the consolidated statement of financial position and the related notes were reclassified for consistency. As a result, USD 53 as at March 31, 2016 was reclassified from ‘other current assets’ to ‘other non-current assets’

41)	SUBSEQUENT EVENTS

a) Share purchase agreement for USD 330,000 Equity Financing

On May 2, 2017, the Company announced that it has entered into definitive share purchase agreements for placement of its ordinary shares, which is expected to generate gross proceeds to the Company of USD 165,000 (the “Placement”). Under the terms of the share purchase agreements for the Placement, the Company will issue 4,583,334 ordinary shares in the aggregate to investors at a price of $36 per ordinary share.

MakeMyTrip Limited

Year ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

41)	SUBSEQUENT EVENTS – (Continued)

a) Share purchase agreement for USD 330,000 Equity Financing – (Continued)

Simultaneously with the Placement, the Company also entered into share purchase agreements with (i) Ctrip.com International, Ltd. (“Ctrip”) for the issuance of its ordinary shares to Ctrip and (ii) MIH Internet SEA Pte. Ltd., a subsidiary of Naspers Limited (“MIH”), for the issuance of the Company’s Class B convertible ordinary shares (“Class B Shares”) to MIH, which transactions will generate an additional USD 165,000 of gross proceeds to the Company. Under the Company’s share purchase agreement (i) with Ctrip, the Company will issue 916,666 ordinary shares to Ctrip at a price of $36 per ordinary share and (ii) with MIH, the Company will issue 3,666,667 Class B Shares to MIH at a price of $36 per Class B Share. The Class B Shares issued to MIH will be convertible into ordinary shares of the Company on a one-to-one basis. The Placement and the transactions with Ctrip and MIH are expected to generate total gross proceeds of USD 330,000.

The closing of Placement and the transactions with Ctrip and MIH occurred on May 5, 2017. Proceeds from the transactions will be used to fund business expansion, strategic investments, technology and product development, marketing and promotions, working capital and general corporate purposes.

MakeMyTrip Limited

Year ended March 31, 2017

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended				Year Ended
	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17*	31-Mar-17*
Revenue
Air ticketing	23,880	23,556	38,216	32,862	118,514
Hotels and packages	95,571	57,628	82,175	78,880	314,254
Other revenue	1,775	1,925	2,857	8,292	14,848

Total revenue	121,226	83,109	123,248	120,034	447,616

Other income	—	206	93	64	363

Service cost
Procurement cost of hotel and packages services	62,358	29,913	46,703	34,945	173,919
Personnel expenses	13,141	14,243	13,652	32,700	73,736
Marketing and sales promotion expenses	52,679	48,358	44,552	78,835	224,424
Other operating expenses	18,669	17,419	18,202	27,295	81,585
Depreciation and amortization	2,191	2,496	3,377	21,638	29,702

Result from operating activities	(27,812)	(29,114)	(3,145)	(75,316)	(135,387)

Profit (Loss) before tax	(14,284)	(39,350)	16,608	(73,084)	(110,110)

Profit (Loss) for the period	(14,314)	(39,447)	16,556	(73,098)	(110,303)

*	The operations of ibibo Group have been consolidated in the financial statements of the Group from January 31, 2017. For the three months ended March 31, 2017, ibibo Group contributed revenue of USD 28,740 and loss of USD 26,470 to the Group’s result.

	For the three months ended				Year Ended
	30-Jun-15	30-Sep-15 (2)	31-Dec-15 (2)	31-Mar-16	31-Mar-16
Revenue
Air ticketing	19,768	18,491	17,718	22,195	78,172
Hotels and packages	72,419	45,381	69,557	64,356	251,713
Other revenue	1,473	1,624	1,624	1,449	6,169

Total revenue	93,660	65,495	88,899	88,000	336,054

Other income	129	885	—	—	1,014

Service cost
Procurement cost of hotel and packages services	54,051	28,982	45,697	36,534	165,264
Cost of air tickets coupon	1,506	264	—	—	1,770
Personnel expenses	12,429	12,623	12,189	11,777	49,018
Marketing and sales promotion expenses(1) (2)	12,274	14,768	28,961	52,963	108,965
Other operating expenses	17,592	16,701	16,771	16,890	67,954
Depreciation and amortization	2,067	2,188	2,334	4,334	10,923

Result from operating activities	(6,130)	(9,146)	(17,053)	(34,498)	(66,827)

Loss before tax	(6,923)	(12,181)	(19,440)	(49,843)	(88,387)

Loss for the period	(6,936)	(12,219)	(19,470)	(49,917)	(88,542)

(1)	Previously these expenses were referred to as “Advertising and business promotion” expenses and reported as part of “Other operating expenses”.

(2)	The Group recognizes revenue net of cancellations, refunds, discounts and taxes. The Group executed various customer inducement/acquisition programs during the year ended March 31, 2016. In the quarter ended March 31, 2016, the Group performed an evaluation of such programs. Based on this evaluation, costs related to these programs, incurred for acquiring customers and promoting transactions, such as cash incentives and select loyalty programs cost, are recorded as an element of marketing and sales promotion expenses instead of as a reduction / deferral of revenue, while regular discounts, which are not part of the above programs, are netted of revenue in accordance with applicable IFRSs and consistent with the revenue recognition policy of the Group.

MakeMyTrip Limited

Year ended March 31, 2017

QUARTERLY FINANCIAL DATA (UNAUDITED) – (Continued)

(Amounts in USD thousands, except per share data and share count)

Accordingly, reclassifications of such costs have been made in the consolidated statements of profit or loss and other comprehensive income (loss) for the relevant quarters as set out in the table below in order to conform to the manner of reporting for the quarter and year ended March 31, 2016. Additionally, “Marketing and sales promotion expenses” earlier referred to us “Advertising and business promotion expenses” reported as part of “Other operating expenses” have also been presented as a separate line in our consolidated statements of profit or loss and other comprehensive income. This presentation is also in line with the current manner in which the Group evaluates its business performance and manages its operations. There are no changes from the reclassification to the Group’s consolidated statement of financial position, consolidated statements of changes in equity and consolidated statements of cash flows.

	For the three months ended
	September 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015
	(As Reported)	(As Reclassified)	(As Reported)	(As Reclassified)
Revenue
Air ticketing	18,427	18,491	16,989	17,718
Hotels and packages	42,408	45,381	63,395	69,557
Other revenue	1,615	1,624	1,605	1,624

Total revenue	62,450	65,495	81,989	88,899
Marketing and sales promotion expenses(1)	11,723	14,768	22,051	28,961

(1)	Previously these expenses were referred to as “Advertising and business promotion” expenses and reported as part of “Other operating expenses”.